UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 000-23157
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
A.C. MOORE ARTS & CRAFTS, INC. 401(K) PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
A.C. MOORE ARTS & CRAFTS, INC.
130 A.C. Moore Drive
Berlin, New Jersey 08009

A.C. MOORE
ARTS & CRAFTS, INC.
401(k) PLAN
Financial Statements
December 31, 2008

A.C. Moore Arts & Crafts, Inc.
401(k) Plan
December 31, 2008

[Stockton Bates, LLP Letterhead]
INDEPENDENT AUDITORS’ REPORT
To the Trustees
A.C. Moore Arts & Crafts, Inc.
401(k) Plan
Berlin, New Jersey
          We have audited the accompanying statements of net assets available for benefits of the A.C. Moore Arts & Crafts, Inc. 401(k) Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
          In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the A.C. Moore Arts & Crafts, Inc. 401(k) Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.
          Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year included on page 11 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Stockton Bates, LLP
Certified Public Accountants
Philadelphia, Pennsylvania
June 16, 2009

A.C. Moore Arts & Crafts, Inc.
401(k) Plan
Statements Of Net Assets Available For Benefits

December 31:	2008	2007

ASSETS:

Cash	$940	$42,485

Investments, at fair value:

Corporate stocks — common	305,609	1,445,734
Common/collective trusts	2,167,124	1,894,202
Registered investment companies	6,035,507	10,145,539
Participant loans	523,972	481,351

Total investments	9,032,212	13,966,826

Receivables:

Employer contributions	3,837	5,071
Participants’ contributions	23,281	32,714

	27,118	37,785

Total assets	9,060,270	14,047,096

LIABILITIES:

Excess participant contributions payable	77,293	134,560

NET ASSETS AVAILABLE FOR BENEFITS	$8,982,977	$13,912,536

See Accompanying Notes

A.C. Moore Arts & Crafts, Inc.
401(k) Plan
Statement Of Changes In Net Assets Available For Benefits

Year Ended December 31, 2008:

ADDITIONS:

Additions to net assets attributed to:

Investment income:
Net decrease in fair value of investments (See Note 4)	$(5,084,256)
Interest and dividends	295,712

(4,788,544)

Contributions:
Employer	225,778
Participants	1,576,430

1,802,208

Total additions	(2,986,336)

DEDUCTIONS:

Deductions from net assets attributed to:

Benefits paid to participants	1,933,099
Administrative expenses	10,124

Total deductions	1,943,223

Net decrease	(4,929,559)

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	13,912,536

End of year	$8,982,977

See Accompanying Notes

A.C. Moore Arts & Crafts, Inc.
401(k) Plan
Notes To Financial Statements
December 31, 2008
1. DESCRIPTION OF PLAN:
               The following description of the A.C. Moore Arts & Crafts, Inc. 401(k) Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
               The A.C. Moore Arts & Crafts, Inc. 401(k) Plan (the Plan) was established in 1999 by A.C. Moore Arts & Crafts, Inc. (the Company) to provide for retirement income and financial protection in the event of death or retirement of covered employees and to provide for the financial protection and compensation of employees in the event of permanent disability. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Most administrative expenses are paid directly by the Company.
               All employees of the employer and participating affiliates who are at least 21 years of age and have completed 1/4 year of service are eligible to participate in this Plan, except non-resident aliens, and employees who are members of a union who bargained separately for retirement benefits during negotiations. Employees will become participants in the Plan on the entry date coincident with or next following the date they meet the participation requirements. The entry dates for the Plan are the first day of each month.
               Participants may elect to contribute up to 100 percent of their annual compensation, subject to IRS limitations. The Company made a matching contribution of 25 percent of the first 6 percent of the employee compensation contributed as an elective deferral subject to a maximum of $1,500 for 2008.
               Each participant’s account is credited with the participant’s and employer’s contribution and related plan earnings, transfer contributions and rollovers. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
               The Company generally remits employee deferral and Company matching contributions to the plan on a weekly basis.
               BISYS Plan Services provides record keeping services for the Plan’s Trustee, Frontier Trust Company, FSB. The employees’ and employer’s contributions were deposited in a fund held by the Trustee during the year.
               Participants may direct the investment of their account balances among alternative investment funds provided under the Plan.
               Participants are immediately vested in their voluntary contributions and any transfers or rollovers plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service. A participant is 100 percent vested after 3 years of credited service.

A.C. Moore Arts & Crafts, Inc.
401(k) Plan
Notes To Financial Statements
December 31, 2008
1. DESCRIPTION OF PLAN: (Continued)
               On termination of service, the normal form of payment to a participant is a lump sum. An optional form of payment is installments payable in cash or in kind, or part cash and part in kind over a period not to exceed the participant’s expected lifetime, or the joint future lifetime of the participant and spouse.
               Plan assets allocated to the accounts of persons who have terminated with the Company but have not withdrawn from the Plan approximate $2,373,000 at December 31, 2008.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
               Basis of Accounting:
               The accompanying financial statements have been prepared on the accrual basis of accounting.
               Valuation of Investments:
               The Plan’s investments are valued at quoted market prices (level 1) and consist of shares in mutual funds, common/collective trusts and common stock of A.C. Moore Arts & Crafts, Inc. (plan sponsor). The investments are held and managed by Frontier Trust Company, FSB. Security transactions in these funds and common stock are recorded on a trade date basis. The value of the mutual funds fluctuates to reflect the fair market values of the securities held in these funds.
               Use of Estimates:
               Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could differ from those estimates.
               Forfeitures:
               Employer contributions for the years ended December 31, 2008 and 2007 were reduced by $21,566 and $7,805, respectively, from forfeited non-vested accounts. At December 31, 2008 forfeited non-vested accounts totaled $4,875.

A.C. Moore Arts & Crafts, Inc.
401(k) Plan
Notes To Financial Statements
December 31, 2008
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)
               Loans:
               Loans are available to all participants in the Plan on a uniform and nondiscriminatory basis. Loans must bear a reasonable rate of interest and be adequately secured. A participant may borrow any amount up to 50% of their vested account balance, subject to a maximum of $50,000 minus their highest outstanding loan amount during the prior twelve months. Repayment of a loan must be made at least quarterly, on an after-tax basis, in level payments of principal and interest, and repaid within five years, except for the purchase of a primary residence.
3. TAX STATUS:
               The plan obtained its latest determination letter on June 14, 2005, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The plan has been amended since receiving the determination letter. However, the plan administrator and the plan’s tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.
4. INVESTMENTS:
               Investments that represents 5% or more of fair value of the Plan’s net assets are as follows:

December 31:	2008	2007

A.C. Moore Arts & Crafts, Inc.	$—	$1,445,734
ML Retirement Preservation Trust	2,167,124	1,894,202
Black Rock Basic Value Fund Class A	797,813	1,344,214
DWS Core Fixed Income Fund Class A	996,016	1,182,466
Growth Fund of America	1,000,003	1,804,322
Munder Small Cap Value Fund	724,393	1,485,603
Black Rock S&P 500 Index Fund Class I	478,099	798,488
Thornburg International Value Class A	775,044	1,523,545
               During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) decreased in value by ($5,084,256) as follows:

Common stock	$	(1,381,975)
Registered investment companies (mutual funds)		(3,702,281)

$(5,084,256)

A.C. Moore Arts & Crafts, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2008
5. FAIR VALUE MEASUREMENTS:
               The Plan’s investments are reported at fair value in the accompanying statement of nets assets available for benefits.

		Fair Value Measurements Using:
		Quoted Prices in
		Active Markets for	Significant
		Identical Assets	Unobserved
	Fair Value	(Level 1)	Inputs (Level 3)

December 31, 2008
Corporate stocks — common	$305,609	$305,609	$—
Common/collective trusts	2,167,124	2,167,124
Registered investment companies	6,035,507	6,035,507
Participant loans	523,972		523,972

Total	$9,032,212	$8,508,240	$523,972

December 31, 2007
Corporate stocks — common	$1,445,734	$1,445,734	$—
Common/collective trusts	1,894,202	1,894,202
Registered investment companies	10,145,539	10,145,539
Participant loans	481,351		481,351

Total	$13,966,826	$13,485,475	$481,351

SFAS No. 157, Fair Value Measurements, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority, and Level 3 inputs have the lowest priority. The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Plan measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. No Level 2 inputs were available to the Plan, and Level 3 inputs were only used when Level 1 or Level 2 inputs were not available.

A.C. Moore Arts & Crafts, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2008
5. FAIR VALUE MEASUREMENTS: (Continued)
Level 1 Fair Value Measurements
The fair value of registered investment companies and common/collective trusts are based on quoted net asset values of the shares held by the Plan at year-end. The fair values of common stock is based on quoted market prices.
Level 3 Fair Value Measurements
The participant loans are not actively traded and significant other observable inputs are not available. Thus, the fair value of participant loans is equal to the amortized cost of the loans because the loans are secured by each respective participant’s account balance. The following table provides further details of the Level 3 fair value measurements.
     Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

	Participant Loans
December 31:	2008	2007

Beginning balance	$481,351	$502,030

Total gains or losses (realized and unrealized) included in the changes in net assets available for benefits	—	—

Purchases, sales, issuance, and settlements, (net)	42,621	(20,679)

Ending balance	$523,972	$481,351

Gains and losses (realized and unrealized) included in changes in net assets available for benefits for the year ended December 31, 2008 are reported in net appreciation in fair value of investments.

A.C. Moore Arts & Crafts, Inc.
401(k) Plan
Notes To Financial Statements
December 31, 2008
6. RISKS AND UNCERTAINTIES:
               The Plan provides for investment options in any combination of stocks and mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participant’s account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.
7. PLAN TERMINATION:
               Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, participants will become 100 percent vested in their accounts.
8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:
               A reconciliation of net assets available for benefits as reported on the financial statements to that reported on the Form 5500 follows:

December 31:	2008	2007

Net assets available for benefits per the financial statements	$8,982,977	$13,912,536

Receivable employer contributions	—	(5,071)

Receivable participants’ contributions	—	(32,714)

Return of excess contributions	77,293	134,560

NET ASSETS AVAILABLE FOR BENEFITS, PER FORM 5500	$9,060,270	$14,009,311

A.C. Moore Arts & Crafts, Inc.
401(k) Plan
Notes To Financial Statements
December 31, 2008
8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500: (Continued)
               A reconciliation of net decrease in net assets available for benefits as reported on the financial statements to that reported on Form 5500 follows:

Year Ended December 31, 2008:

Net decrease in net assets available for benefits per the financial statements		$(4,929,559)

Difference in employer contributions		5,071

Difference in participants’ contributions		32,714

Difference in excess contributions		(57,267)

NET DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS, PER FORM 5500	$	(4,949,041)

               The above differences are attributable to the financial statements being reported on the accrual basis of accounting, while certain items on Form 5500 are being reported on the cash basis, namely contributions. In addition, unrealized appreciation (depreciation) and dividend income are combined for Form 5500 reporting purposes.
9. EXCESS PARTICIPANT CONTRIBUTIONS PAYABLE:
               The Plan failed the discrimination test for the year ended December 31, 2008. Excess contributions amounting to $77,293 are recorded as a liability in the accompanying statement of net assets available for benefits and as a reduction of participant directed contributions.
               The Plan reimbursed these excess contributions to plan participants during 2009.
10. SUSPENSION OF EMPLOYER MATCHING CONTRIBUTION
               Effective January 1, 2009, the plan sponsor has suspended the employer matching contribution.

SUPPLEMENTAL INFORMATION

A.C. Moore Arts & Crafts, Inc.
401(k) Plan
Plan 001 EI# 22-3527763
Attachment to Form 5500, Schedule H, Part IV, (i)
Schedule of Assets Held for Investment Purposes At End of Year
December 31, 2008:

(a)	(b)	(d) #		(e)
			Par Value/	Market
	Identity of Issue	Cost	Units	Value

	(c) Description of Investment

	Common Stock:

*	A.C. Moore Arts & Crafts, Inc.		218,291.9	$305,609

	Common/Collective Trusts:

	ML Retirement Preservation Trust		2,167,124.0	2,167,124

	Registered Investment Companies:

	Alliance Bernstein 2015 Retirement Strategy A		493.4	3,558
	Alliance Bernstein 2020 Retirement Strategy A		1,258.6	8,811
	Alliance Bernstein 2030 Retirement Strategy A		557.7	3,865
	Alliance Bernstein 2040 Retirement Strategy A		1,281.9	9,087
	BlackRock Basic Value Fund Class A		44,421.5	797,813
	BlackRock S&P 500 Index Fund Class I		43,463.5	478,099
	DWS Core Fixed Income Fund Class A		114,353.1	996,016
	Evergreen Health Care Fund Class A		10,342.6	148,831
	Federated Government Income Securities		20,309.3	180,348
	Growth Fund of America		49,505.0	1,000,003
	MFS Utilities Fund Class A		29,295.1	342,167
	Munder Small Cap Value Fund		59,669.8	724,393
	RCM Technology Fund		10,587.6	247,964
	Stock Pending Settlement Fund		43.2	43
	The Oakmark Equity and Income Fund		10,546.7	226,549
	Thornburg International Value Class A		40,706.0	775,044
	Victory Special Value A		9,064.9	92,916

				6,035,507

	Participant Loans (236 loans at interest ranging from 4.50% to 7.25%, maturing through 2013):

	Loan Fund		—	523,972

	TOTAL			$9,032,212

*	Represents a party-in-interest to the Plan.

#	Not applicable, all investments are participant directed.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the A.C. Moore Arts & Crafts, Inc. 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

A.C. MOORE ARTS & CRAFTS, INC. 401(K) PLAN

Date: June 26, 2009	By:	/s/ RODNEY B. SCHRIVER
Rodney B. Schriver
Administrator